                                                          Exhibit 99(a)(1)(viii)

                                  NEWS RELEASE

    JUDGE GROUP ACQUISITION CORPORATION TO COMMENCE CASH TENDER OFFER FOR ALL
     OUTSTANDING SHARES OF THE JUDGE GROUP, INC. WHICH ARE NOT ALREADY OWNED
                AT $1.05 PER SHARE; SPECIAL COMMITTEE RECOMMENDS
                  TRANSACTION AFTER RECEIVING FAIRNESS OPINION

BALA CYNWYD, Pennsylvania, May 19, 2003 - Judge Group Acquisition Corporation ("Purchaser") today announced that it is commencing a cash tender offer for all of the outstanding common stock of The Judge Group, Inc. (NASDAQ: JUDG) ("Judge Group") at an offer price of $1.05 per share (the "Offer"). The offer and withdrawal rights will expire at 12:00 Midnight, Eastern Standard Time, on Monday, June 16, 2003.

The Offer represents a 16.67% premium over the closing price on May 16, 2003, the last full trading day before public announcement of the Offer, a 34.62% premium over the closing price of Judge Group's common stock on April 10, 2003, the last full trading day before the public announcement that the Purchaser intended to make an offer at $0.95 a share and a 50% premium over the closing price on March 21, 2003, the last full trading day before the public announcement of Purchaser's proposal to take Judge Group private, a 52.78% premium over the average closing price since January 1, 2003, a 51.49% premium over the average closing price since November 1, 2002, and a 36.59% premium over the average closing price for the twelve-month period ended March 21, 2003.

The Judge Group Board of Directors appointed a special committee of independent directors authorized to consider and to make recommendations with respect to the Offer. The Special Committee has received a fairness opinion as to the Offer Price from its financial advisor, Legg Mason Wood Walker, Incorporated, and based upon Legg Mason's opinion and other factors considered by the Special Committee, is recommending that shareholders tender their shares in the Offer. The Judge Group Board of Directors must file with the SEC and provide to Judge Group shareholders a "Solicitation/Recommendation Statement on Schedule 14D-9" which is being filed contemporaneously with the tender offer documents. Purchaser encourages you to review carefully the Schedule 14D-9 when it becomes available.

Purchaser is a newly formed Pennsylvania corporation (the "Purchaser") currently owned by Martin E. Judge, Jr., Chairman of the Board and Chief Executive Officer of Judge Group and Michael A. Dunn, President and a Director of Judge Group. Immediately preceding the closing of the Offer, pursuant to an exchange agreement, Mr. Judge, Mr. Dunn and certain employees, including officers and directors of Judge Group, certain of their respective family members and affiliates and other non-employees and non-family members (collectively, the "Continuing Shareholders") will exchange their shares of Judge Group for shares of Purchaser. Together, Continuing Shareholders and their affiliates currently own 8,424,825 shares of Judge Group common stock, or approximately 62.58% of the outstanding common stock of Judge Group.

The Offer is conditioned on, among other things, (i) the tender in this offer of at least a majority of the outstanding Shares, excluding shares beneficially owned by Continuing Shareholders and the executive officers of Judge Group; (ii) the tender in this offer is of a sufficient number of Shares such that, after the Shares are purchased pursuant to the Offer, Purchaser would own at least 80% of the outstanding Judge Group common stock and (iii) the Special Committee not having modified or withdrawn its recommendation. In no event may either of the first two conditions be waived. The Offer is also subject to certain other conditions described in the tender offer documents filed with the Securities and Exchange Commission ("SEC").

ADDITIONAL INFORMATION AND WHERE TO FIND IT

         The complete terms and conditions of the offer are set forth in an offer to purchase, letter of transmittal and other related materials which are being filed with the Securities and Exchange Commission and distributed to Judge Group Shareholders. This press release is not a substitute for such filings. Investors are urged to read such documents when they become available because they will contain important information. Any such documents, once filed, will be available, free of charge, at the SEC's website (www.sec.gov) or by contacting StockTrans, Inc., the information agent for the transaction at (610) 649-7300 or toll free at (800) 733-1121.

THIS ANNOUNCEMENT IS NEITHER AN OFFER TO PURCHASE NOR A SOLICITATION OF AN OFFER TO SELL SHARES OF JUDGE GROUP. JUDGE GROUP ACQUISITION CORPORATION WILL FILE A TENDER OFFER STATEMENT WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION.